UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.  3)*

AGENUS INC. (f/k/a ANTIGENICS INC.)
(Name of Issuer)

Common Stock, par value $0.01 per share
 (Title of Class of Securities)

00847G705
 (CUSIP Number)

December 31, 2009
 (Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[    ]           Rule 13d-1(b)

[ X ]           Rule 13d-1(c)

[    ]           Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Continued on following pages
Page 1 of 11 Pages
Exhibit Index: Page 10

CUSIP No. 00847G705	Page 2 of 11 Pages

1.	Names of Reporting Persons. Invus Public Equities, L.P.
2.	Check the Appropriate Box if a Member of a Group (a) [ ] (b) [ ]
3.	SEC Use Only
4.	Citizenship or Place of Organization Bermuda
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power	0
	6.	Shared Voting Power	4,546,079
	7.	Sole Dispositive Power	0
	8.	Shared Dispositive Power	4,546,079
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,546,079
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]
11.	Percent of Class Represented by Amount in Row (9) 4.9%
12.	Type of Reporting Person: PN

CUSIP No. 00847G705	Page 3 of 11 Pages

1.	Names of Reporting Persons. Invus Public Equities Advisors, L.L.C.
2.	Check the Appropriate Box if a Member of a Group (a) [ ] (b) [ ]
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power	0
	6.	Shared Voting Power	4,546,079
	7.	Sole Dispositive Power	0
	8.	Shared Dispositive Power	4,546,079
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,546,079
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]
11.	Percent of Class Represented by Amount in Row (9) 4.9%
12.	Type of Reporting Person: OO, HC

CUSIP No. 00847G705	Page 4 of 11 Pages

1.	Names of Reporting Persons. Ulys, L.L.C.
2.	Check the Appropriate Box if a Member of a Group (a) [ ] (b) [ ]
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power	0
	6.	Shared Voting Power	4,546,079
	7.	Sole Dispositive Power	0
	8.	Shared Dispositive Power	4,546,079
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,546,079
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]
11.	Percent of Class Represented by Amount in Row (9) 4.9%
12.	Type of Reporting Person: OO, HC

CUSIP No. 00847G705	Page 5 of 11 Pages

1.	Names of Reporting Persons. Raymond Debbane
2.	Check the Appropriate Box if a Member of a Group (a) [ ] (b) [ ]
3.	SEC Use Only
4.	Citizenship or Place of Organization Panama
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power	0
	6.	Shared Voting Power	4,546,079
	7.	Sole Dispositive Power	0
	8.	Shared Dispositive Power	4,546,079
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,546,079
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]
11.	Percent of Class Represented by Amount in Row (9) 4.9%
12.	Type of Reporting Person: IN, HC

Page 6 of 11 Pages

Item 1(a).	Name of Issuer:

Agenus Inc. (f/k/a Antigenics Inc.) (the “Issuer”)

Item 1(b).	Address of Issuer's Principal Executive Offices:

3 Forbes Road, Lexington, Massachusetts 02421

Item 2(a).	Name of Person Filing:

This Statement is filed on behalf of each of the following persons (collectively, the “Reporting Persons”):

i)	Invus Public Equities, L.P. (“Invus Public Equities”);

ii)	Invus Public Equities Advisors, L.L.C. (“Invus Advisors”);

iii)	Ulys, L.L.C. (“Ulys”);

iv)	Raymond Debbane (“Mr. Debbane”).

Item 2(b).	Address of Principal Business Office or, if None, Residence:

The address of the principal business office of each of the Reporting Persons is 750 Lexington Avenue, 30th Floor, New York, NY 10022.

Item 2(c).	Citizenship:

i)	Invus Public Equities is a Bermuda limited partnership;

ii)	Invus Advisors is a Delaware limited liability company;

iii)	Ulys is a Delaware limited liability company;

iv)	Mr. Debbane is a citizen of Panama.

Item 2(d).	Title of Class of Securities:

Common Stock, par value $0.01 per share (“Shares”)

Item 2(e).	CUSIP Number:

00847G705

Page 7 of 11 Pages

Item 3.	If This Statement is Filed Pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), Check Whether the Person Filing is a:

This Item 3 is not applicable.

Item 4.	Ownership:

Item 4(a)	Amount Beneficially Owned

As of December 31, 2009, each of the Reporting Persons was deemed to be the beneficial owner of 4,546,079 Shares held for the account of Invus Public Equities.  This amount consisted of:  (i) 1,000,000 Shares; (ii) 3,333,333 Shares which the Reporting Persons were entitled to receive upon exercise of warrants; and (iii) 212,746 Shares which the Reporting Persons were entitled to receive upon conversion of $2,290,000 of the Issuer’s 5.25% convertible senior notes.

Item 4(b)	Percent of Class:

        As of December 31, 2009, each of the Reporting Persons was deemed the beneficial owner of approximately 4.9% of Shares outstanding.   (There were 89,739,446 Shares outstanding as of November 4, 2009, according to the Issuer’s quarterly report on Form 10-Q, filed November 9, 2009.  Each of the Reporting Persons may have been deemed the beneficial owner of 3,333,333 Shares upon exercise of warrants and 212,746 Shares upon conversion of $2,290,000 of the Issuer’s 5.25% convertible senior notes. Pursuant to Rule 13d-3(d)(1)(i)(D), for the purpose of calculating the beneficial ownership percentage herein, such Shares have been added to the Issuer's number of Shares outstanding, for a total of 93,285,525 Shares outstanding.)

Item 4(c)	Number of Shares of which such person has:

Invus Public Equities, Invus Advisors, Ulys and Mr. Debbane :
(i) Sole power to vote or to direct the vote:	0
(ii) Shared power to vote or to direct the vote:	4,546,079
(iii) Sole power to dispose or to direct the disposition of:	0
(iv) Shared power to dispose or to direct the disposition of:	4,546,079

Item 5.	Ownership of Five Percent or Less of a Class:

          If this statement is being filed to report the fact that as of the date hereof each of the Reporting Persons has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X].

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

This Item 6 is not applicable.

Page 8 of 11 Pages

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person:

This Item 7 is not applicable.

Item 8.	Identification and Classification of Members of the Group:

This Item 8 is not applicable.

Item 9.	Notice of Dissolution of Group:

This Item 9 is not applicable.

Item 10.	Certification:

          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Page 9 of 11 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

INVUS PUBLIC EQUITIES, L.P.

By:	INVUS PUBLIC EQUITIES ADVISORS, L.L.C., General Partner

By:	/s/ Raymond Debbane
Name:	Raymond Debbane
Title:	President

INVUS PUBLIC EQUITIES ADVISORS, L.L.C.

By:	/s/ Raymond Debbane
Name:	Raymond Debbane
Title:	President

ULYS, L.L.C.

By:	/s/ Raymond Debbane
Name:	Raymond Debbane
Title:	President

/s/ Raymond Debbane
Raymond Debbane

February 13, 2012

Page 10 of 11 Pages

EXHIBIT INDEX

Ex.	Page No.

I	Joint Filing Agreement	11

Page 11 of 11 Pages

EXHIBIT 1

JOINT FILING AGREEMENT

The undersigned agree that the statement on Schedule 13G with respect to the Common Stock of Agenus Inc., dated as of February 13, 2012, is, and any amendments thereto (including amendments on Schedule 13D) signed by each of the undersigned shall be, filed on behalf of each of them pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.

INVUS PUBLIC EQUITIES, L.P.

By:	INVUS PUBLIC EQUITIES ADVISORS, L.L.C., General Partner

By:	/s/ Raymond Debbane
Name:	Raymond Debbane
Title:	President

INVUS PUBLIC EQUITIES ADVISORS, L.L.C.

By:	/s/ Raymond Debbane
Name:	Raymond Debbane
Title:	President

ULYS, L.L.C.

By:	/s/ Raymond Debbane
Name:	Raymond Debbane
Title:	President

/s/ Raymond Debbane
Raymond Debbane

February 13, 2012